EXHIBIT 12
CHEMED CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	2002		2003		2004		2005		2006
Pretax income/ (loss) from continuing operations before equity in earnings/ (loss) of affiliate	$17,140		$16,446		$36,936		$54,656		$90,284

Additions:
Fixed charges	5,621		4,800		28,597		30,738		24,055
Amortization of capitalized interest	—		—		1		2		4

Deductions:
Capitalized interest	—		—		(72)		(380)		(751)

Adjusted income/ (loss)	$22,761		$21,246		$65,462		$85,016		$113,592

Fixed Charges:
Interest expense	$4,007		$3,211		$21,167		$21,264		$17,468
Capitalized interest	—		—		72		380		751
Interest component of rental expense	1,614		1,589		4,028		5,123		5,406
Loss on extinguishment of debt (a), (b), ( c)	—		—		3,330		3,971		430

Fixed charges	$5,621		$4,800		$28,597		$30,738		$24,055

Ratio of earnings to fixed charges (d)	4.0	x	4.4	x	2.3	x	2.8	x	4.7	x

Additional earnings needed to achieve 1:1 ratio coverage	n.a.		n.a.		n.a.		n.a.		n.a.

(a)	The year ended December 31, 2004 includes interest penalties related to the retirement of the Company’s 7.31% senior notes due 2005 through 2009. Refer to Note 13 in the Notes to Consolidated Financial Statements for further discussion.

(b)	The year ended December 31, 2005 includes interest penalties related to the retirement of the Company’s floating rate notes due 2010. Refer to Note 13 in the Notes to Consolidated Financial Statements for further discussion.

(c)	The year ended December 31, 2006 includes interest penalties related to the retirement of the Company’s $84.4 million term loan due 2009 . Refer to Note 13 in the Notes to Consolidated Financial Statements for further discussion.

(d)	For purposes of computing the ratio of earnings to fixed charges, pretax income/ (loss) from continuing operations before equity in earnings/ (loss) of affiliate has been added to fixed charges and adjusted for capitalized interest to derive adjusted income/ (loss). Fixed charges consist of interest expense on debt (including the amortization of deferred financing costs), capitalized interest, prepayment penalties on the early extinguishment of debt and one-third (the proportion deemed representative of the interest component) of rental expense. Fixed charge amounts include interest from both continuing and discontinued operations.